March 20, 2008

VIA EDGAR

Mr. Daniel Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             SL Green Realty Corp.
Form 10-K for the year ended December 31, 2007
Filed 02/27/08
File No. 001-13199

Dear Mr. Gordon:

We are transmitting for filing SL Green Realty Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Gregory F. Hughes of the Company, dated March 11, 2008 (the “March 11 Letter”).

For convenience of reference, each Staff comment contained in the March 11 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the March 11 Letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2007

Note 2 — Significant Accounting Policies, page 58

1.

We note your disclosure that you consolidate your investment in 919 Third Avenue, which you acquired through your acquisition of Reckson, since you own a 51% controlling interest. However, on page 33 you disclose that in all of your joint ventures, the rights of the minority investors are both protective as well as participating; therefore unless you are determined to be the primary beneficiary, those rights preclude you from consolidating these investments. Please reconcile these two statements and provide us with your analysis of the 919 Third Avenue joint venture under EITF 04-5 or EITF 96-16, as applicable. Based on the disclosure on page 16 of Reckson’s 10-K for the year ended December 31, 2006 that was filed on April 2, 2007, you have substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. However, you must obtain the consent of the other joint venture partner in order to make certain decisions, including the sale of the property, purchasing any additional property or entering into significant leases. Please address these rights in your response and additionally tell us if the other joint venture partner has to approve the annual budget that you develop.

RESPONSE:

The Company supplementally advises the Staff that it has many joint ventures, some of which it consolidates and some of which it does not.  The Company assesses the accounting treatment for each joint venture on a stand-alone basis by first considering the provision of FIN 46(R) to determine whether the entity is a variable interest entity and, if so, whether the Company is the primary beneficiary.  In addition, the Company reviews each joint venture or partnership agreement to determine which party has what rights and whether those rights are protective or participating under EITF 04-5 and EITF 96-16.  As the Company outlined in a previous response to the Staff with regard to a similar inquiry, the Company evaluated the provisions under FIN 46(R) and determined that the 919 Third Avenue joint venture is not a variable interest entity, as the venture partners as a group have the power to control the venture and the equity investment by the venture partners meets the other criteria in paragraph 5 of FIN 46(R).  The Company then analyzed the provisions of EITF 96-19 to determine whether the minority partner’s rights under the joint venture agreement are participating or protective.  The minority partner in the 919 Third Avenue joint venture is a large U.S. pension fund that seeks to partner with companies that have significant real estate management and operations experience.  It does not participate in the day-to-day business activities of the property and the Company maintains significant unilateral control.  Through the management agreement, the Company is responsible for managing the day-to-day business affairs of the property, including marketing and leasing space in the building to tenants and servicing the daily occupancy needs of the tenants.  The Company, on behalf of the joint venture, has the responsibility to enter into contracts with vendors and to procure appropriate services to operate the property.  The Company also is responsible for entering into lease agreements with new tenants.  Approval is required by the minority partner only for leases in excess of a specified square footage.  Leases that exceed this threshold are uncommon for this property.  Based on the tenant leases and operating costs, the Company prepares the business plan, which is submitted to the minority partner.  The minority partner does not participate in developing the business plan; however, they do have the right to provide comments on the budget.  If the Company does not accept the comments, the property will be operated in a manner deemed necessary or prudent based upon the good faith judgment of the Company using the prior year budget.  The minority partner also has rights such as the right to approve the sale of the property and approve the refinancing of the property.  Based on EITF 96-19, the Company believes that the minority partner’s approval rights are protective in nature and not participating and would not overcome the presumption of consolidation by the Company, which has the majority voting and economic interests.

Note 4 — Property Dispositions and Assets Held for Sale, page 68

2.

You disclose that in July 2007 you sold an 85% interest in 1372 Broadway, New York, to Wachovia Corporation for approximately $284.8 million and that the sale generated a gain of $254.4 million. You also disclose that you deferred recognition of the gain on sale due to your continuing involvement. You state that you retained a 15% interest in the property, have the ability to earn incentive fees based on the financial performance of the property, and have an option to reacquire the property under certain limited circumstances. Please tell us how you determined that your forms of involvement subsequent to the sale of the property resulted in the retention of substantial risks or rewards by your company. Please specifically address paragraphs 26, 33-37, and 43 of SFAS 66 in your response.

RESPONSE:

The Company supplementally advises the Staff that it disclosed that the sale of an 85% interest in 1372 Broadway to Wachovia generated a gain on sale that was deferred due to the Company’s continuing involvement with the property as a result of an option to reacquire the property under certain circumstances.  The Company continues to hold a 15% voting and economic interest in the property.  The Company also disclosed that it is accounting for the sale as a profit-sharing arrangement.  The Company’s conclusion to apply profit sharing accounting was based on the fact that it failed sale accounting under SFAS No. 66 paragraph 6, and it determined that the transaction should be accounted for as a profit-sharing arrangement under paragraph 26 resulting from its option to repurchase the property.  Based on this determination, paragraphs 33-37 and 43 of SFAS 66 are not applicable.

Exhibits

3.

We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that” line. Since the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual.

RESPONSE:

The Company supplementally advises the Staff that each of the Company’s chief executive officer and chief financial officer signed the certifications in his personal capacity and the Company will revise these certifications in its future filings with the Commission.

******

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-216-1678.

Very truly yours,

/s/ Gregory F. Hughes

Gregory F. Hughes
Chief Financial Officer

cc:           Jessica Barberich

cc:           Andrew S. Levine, Esq.

cc:           Larry P. Medvinsky, Esq.